UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of June 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]               Form 40-F [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  [ ]                      No  [X]

          If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-________


          This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

         On June 21, 2004 and June 22, 2004, respectively, Sanofi-Synthelabo issued the two press releases attached hereto as Exhibit 99.1 and Exhibit 99.2, each of which is incorporated herein by reference.

                                  EXHIBIT LIST

Exhibit No.                       Description
-----------                       -----------

Exhibit 99.1 Press Release, dated June 21, 2004, announcing the draft structure of SANOFI-AVENTIS Management Committee
Exhibit 99.2 Press Release, dated June 22, 2004, announcing the AMF's decision to postpone the closing date of Sanofi-Synthelabo's Offer for Aventis until July 30, 2004

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 22, 2004                       SANOFI-SYNTHELABO



                                           By:      /s/  MARIE-HELENE LAIMAY
                                              ----------------------------------

                                              Name:    Marie-Helene Laimay
                                              Title:   Senior Vice President and
                                                       Chief Financial Officer

                                  Exhibit Index

Exhibit No.                       Description
-----------                       -----------

Exhibit 99.1 Press Release, dated June 21, 2004, announcing the draft structure of SANOFI-AVENTIS Management Committee
Exhibit 99.2 Press Release, dated June 22, 2004, announcing the AMF's decision to postpone the closing date of Sanofi-Synthelabo's Offer for Aventis until July 30, 2004